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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
May 30, 2006


                                   By:  /s/Lise Hebert
                                        ----------------------------------------
                                        Dr. Lise Hebert
                                        Vice President, Corporate Communications



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                                               NEUROCHEM INC.
                                               275 Armand-Frappier Boulevard
[NEUROCHEM (LOGO)]                             Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                           Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------


          TRAMIPROSATE (ALZHEMED(TM)) PRECLINICAL RESULTS PUBLISHED IN
                              NEUROBIOLOGY OF AGING

    Tramiprosate (Alzhemed(TM)) currently in large Phase III clinical trials in North America and Europe

LAVAL, QUEBEC, MAY 30, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) is pleased to announce that Neurobiology of Aging, one of the world's leading peer-reviewed medical journals in the fields of gerontology and neuroscience, has published an online version of a publication on the preclinical development of tramiprosate (3-amino-1-propanesulfonic acid; Alzhemed(TM)), including efficacy results in a mouse model of brain amyloidosis. Tramiprosate (Alzhemed(TM)) represents a potential new class of therapeutic agent and is Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD). The results presented in this paper include the amyloid binding and neuroprotective characteristics of tramiprosate (Alzhemed(TM)) and provide evidence for the potential disease-modifying effect of this product candidate to slow or arrest the progression of AD.

While the paper issue of the publication will be available in a future issue of Neurobiology of Aging, an electronic version of the article entitled "Targeting soluble A(beta) peptide with Tramiprosate for the treatment of brain amyloidosis" is already accessible online, and can be found at
http://www.sciencedirect.com by searching for "tramiprosate".
----------------------------

Findings about tramiprosate (Alzhemed(TM)) include:

     o Tramiprosate (Alzhemed(TM)) binds preferentially to soluble A(beta) peptide and maintains A(beta) in a non-fibrillar form.

     o Tramiprosate (Alzhemed(TM)) decreases by 38% (p-value < 0.01) A(beta)42-induced cell death in primary rat neuronal cell cultures.

     o Tramiprosate (Alzhemed(TM)) treatment in a transgenic mouse model of brain amyloidosis resulted in a dose-dependent reduction of over 60% of A(beta) levels in plasma. There were significant decreases in brain levels of both soluble A(beta)40 (30%; p-value of 0.014) and insoluble A(beta)40 (31%; p-value of 0.035). Corresponding decreases of 25% (p-value of 0.033) and 22% (p-value of 0.029)


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          were observed for the soluble and insoluble fractions of A(beta)42 peptide, respectively.

     o Tramiprosate (Alzhemed(TM)) crosses the blood-brain-barrier to exert its activity with low toxicity in various animal species that were tested.

The presence of amyloid in the brain is one of the major histopathological characteristics of AD. The amyloid cascade hypothesis proposes that certain forms of A(beta) peptide are toxic and causally related to the severity of AD. The A(beta)-peptide is one of the most promising targets for the development of AD therapies.

"This scientific paper highlights the potential benefits of Alzhemed(TM)," said Dr. Andreas Orfanos, Neurochem's Executive Vice President, Strategic Planning and Scientific Affairs. "These preclinical results indicate that Alzhemed(TM) binds preferentially to soluble amyloid a peptide, interferes with the amyloid cascade and reduces the associated toxicity. Accordingly, this product candidate is shown to impede key detrimental events normally associated with Alzheimer's disease and which are believed to lead to severe consequences in the brain of the affected individuals."

ABOUT TRAMIPROSATE (ALZHEMED(TM))

Tramiprosate (Alzhemed(TM)) is a small, orally-administered molecule known as an amyloid (beta) antagonist, designed to cross the blood-brain-barrier, bind to soluble A(beta) peptide and interfere with the amyloid cascade, thereby leading to the prevention or inhibition of amyloid deposition and the toxic effects of A(beta) peptide in the brain.

ABOUT THE PHASE III CLINICAL TRIALS FOR TRAMIPROSATE (ALZHEMED(TM))

Neurochem is currently conducting a multi-center, randomized, double-blind, placebo-controlled and parallel-designed, 18-month Phase III clinical trial in 1,052 mild-to-moderate AD patients which is being carried out at close to 70 clinical sites across the United States and Canada. To date, 600 patients have already completed 12 months on study medication and the trial is scheduled to be completed by January 2007. All patients who complete the North American Phase III clinical trial will be offered the opportunity to receive tramiprosate (Alzhemed(TM)) in an open-label extension study.

Neurochem is also actively advancing an 18-month Phase III clinical trial for tramiprosate (Alzhemed(TM)) in Europe, which was initiated in September 2005. The ongoing European Phase III clinical trial, an international, multi-center, randomized, double-blind, placebo-controlled and parallel-designed study, is progressing on schedule and will investigate the safety, efficacy and disease-modifying potential of tramiprosate (Alzhemed(TM)). Some 930 mild-to-moderate AD patients are expected to take part and enrollment is expected to be completed in the fall of 2006.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions, their activities of daily living, alters the behaviour and gradually destroys the brain.



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AD is the most common cause of dementia in our aging population. Almost 5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the U.S. Food and Drug Administration (FDA) Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA filed and granted the eprodisate (Fibrillex(TM)) new drug application for priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

FOR ADDITIONAL INFORMATION ON NEUROCHEM AND ITS DRUG DEVELOPMENT PROGRAMS, PLEASE CALL THE NORTH AMERICAN TOLL-FREE NUMBER 1-877-680-4500 OR VISIT OUR WEB SITE AT: WWW.NEUROCHEM.COM.



This news release contains forward-looking statements regarding tramiprosate (Alzhemed(TM)) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (Alzhemed(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.